Offering Statement
of
PlusMedia Solutions, Inc. December 29, 2021
Up to $107,000 of SAFEs (Simple Agreements for Future Equity)

Table of Contents


Offering Statement
of

PlusMedia Solutions, Inc.

December 29, 2021

Up to $107,000 of SAFEs (Simple Agreements for Future Equity)


PlusMedia Solutions, Inc. (the "**Company**," "**+Media**, "**we**," "**us**," or "**our**") is offering up to $107,000 worth of SAFEs (Simple Agreements for Future Equity) of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The minimum target offering amount is $25,000 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $107,000 from investors in the offering of Securities described in this Form C (this "**Offering**"). This Offering is being conducted on a best efforts basis and the Company must reach the Target Amount under the Regulation CF Offering by July 1, 2022 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline, no Securities will be issued in this Offering, investment commitments will be cancelled, and committed funds will be returned to investors. The Company will accept oversubscriptions at the Company's discretion.

The rights and obligations of the holders of Securities of the Company Are set forth below in the section entitled "the Offering and the Securities – The Securities." To purchase Securities, a prospective investor or must complete the purchase process through the portal of the Intermediary. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company Has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary may reject any investment commitment made by a Purchaser and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A CROWDFUNDING INVESTMENT INVOLVES SUBSTANTIAL RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND OF THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE US SECURITIES AND EXCHANGE COMMISSION (THE "SEC") DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THIS OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THIS DISCLOSURE DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS DISCLOSURE DOCUMENT AND THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTENDMENT," "EXPECT," AND OTHER SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT THE CURRENT VIEWS OF MANAGEMENT WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE DIFFERENT ACTIONS OR DIFFERENT RESULTS THAT MATERIALLY DIFFER FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.

INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

There are significant risks and uncertainties associated with an investment in the Company and the Securities. The Securities offered are not publicly traded and are subject to transfer restrictions. There is no public market for the Securities and one may never develop. An investment in the Company is highly speculative. The Securities should not be purchased by anyone who cannot bear the financial risk of this investment for an indefinite period of time and who cannot afford the loss of their entire investment. Prospective Purchasers should read carefully the section of this Form C entitled "Risk Factors."

THE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE PURCHASER'S PARTICULAR FINANCIAL SITUATION. EACH PURCHASER SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANTS AS TO LEGAL, TAX, INVESTMENT, AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD, OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Summary

About Form C

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the SEC annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found at the following website: https://www.plusmedia.solutions.

Updates

Updates on the status of this Offering may be found at: https://invest.ignitesocialimpact.com/explore.

About this Form C

You should rely only on the information contained in this Form C. The Company has not authorized anyone to provide you with information different from that contained in this Form C. The Company is offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. The business, financial condition, results of operations, and prospects of the Company may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from management of the Company concerning terms and conditions of the Offering, the Company, or any other relevant matters and additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C, with its exhibits, does not purport to contain all the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained in this document are based on information believed to be reliable. No warranty is made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied with it. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described in this document and may not be reproduced or used for any other purpose.

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and of the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits in their entirety.

PlusMedia Solutions, Inc. is a Delaware public benefit corporation, formed on September 21, 2021.

The Company is located at 9 Little Harbor Rd, Guilford, CT 06437, where it conducts business affairs.

The Company's website is https://www.plusmedia.solutions.

A description of the Company's products, services, and business plan may be found on the Company's profile page on Ignite Social Impact's website at https://invest.ignitesocialimpact.com/explore and is attached as EXHIBIT C.

Eligibility:

The Company certifies that all of the following statements are TRUE:

(1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act")(15 U.S.C. 78m or 780(d));

(3) The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment Company by section 3(b) or section 3(c) of that Act (15 U.S.C 80a-3(b) or 80a-3(c));

(4) The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C 77d(a)(6)) as a result of a disqualification as specified in section 227.503(a);

(5) The Company has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the 2 years immediately preceding the filing of this Form C; and

(6) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant United States securities laws.

The Offering

Minimum amount of SAFEs (Simple Agreement for Future Equity) being offered	25,000
Total SAFEs (Simple Agreements for Future Equity) outstanding after Offering (if minimum amount reached)*	185,000*
Maximum amount of SAFEs (Simple Agreements for Future Equity)	107,000
Total SAFEs (Simple Agreements for Future Equity) outstanding after Offering (if maximum amount reached)*	267,000**
Purchase price per Security	$1.00
Minimum investment amount per investor	$100*
Offering deadline	July 1, 2022
Use of Proceeds	See "Use of Proceeds" Section Below
Voting Rights	See "Risks Related to the Securities" and Exhibit E

*The Company reserves the right to adjust the minimum investment amount per investor in its sole discretion.

Use of Proceeds

This offering is being made through Ignite Social Impact (the "**Intermediary**"). The Intermediary will receive a cash success fee equal to 5% of the gross proceeds of the Offering.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (2)	$100	$5	$95
Aggregate Minimum Offering Amount	$25,000	$1,250	$23,750
Aggregate Maximum Offering Amount	$107,000	$5,350	$101,650

(1) This 5% cash commission excludes fees to the Company's advisors, such as accountants and attorneys as well as fees paid to the escrow agent and certain payment processors.

(2) The Company may amend the minimum individual purchase amount in its sole discretion.

Use of proceeds

After meeting offering expenses, the Company intends to use the remaining proceeds as follows:

Description of Use of Proceeds	Percentage if Minimum Amount Raised	Amount if Minimum Amount Raised	Percentage if Maximum Amount Raised	Amount if Maximum Amount Raised
Marketing Activities	25%	$6,250	25%	$26,750
Intermediary/ Legal Fees	5%	$1,250	5%	$5350
Technology Development	70%	$17,500	70%	$74,900
Total	**100%**	**$25,000**	**100%**	**$107,000**

Use of proceeds chart is not inclusive of fees used to pay for escrow and credit card processing and related fees, all of which are incurred before and during the Offering due in advance of distributions of proceeds from the Offering.

The Company has discretion to alter the use of proceeds upon the following circumstances or events: economic conditions that alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements. The Company will notify investors if a decision to materially change the use of proceeds is made during the course of the Offering.

Risk Factors

The SEC requires the Company to identify the risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in business and all companies in the economy are exposed to. These include risks related to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company has a limited operating history, and accordingly, the Company's prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered considering the problems, expenses, difficulties, complications, and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount the Company is attempting to raise in this Offering may not be enough to sustain its current business plan. To achieve the Company's near and the long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee that the Company will be able to raise such funds on acceptable terms or at all. If the Company is unable to raise sufficient capital in the future, it may not be able to execute its business plan, its continued operations may be in jeopardy, and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or any portion of his or her investment.

The Company relies upon other companies to provide goods and services for its products and services. The Company depends on suppliers and subcontractors to meet its contractual obligations to its customers and conduct its operations. The Company's ability to meet its obligations to its customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of the Company's products and services may be adversely impacted if companies to whom we delegate manufacture of major components or certain services for our products and services, or from whom we acquire such items, do not provide components or services which meet the required specifications and perform to its customers' expectations. The Company's suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations or regulatory requirements including international requirements. The risk of these adverse effects may be greater in circumstances where the Company relies on only one or 2 subcontractors or suppliers for a particular component, product, or service.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes-Oxley act of 2002. As a privately held (nonpublic) company, the Company is currently not the subject of the Sarbanes-Oxley act, and its financial and disclosure controls and procedures reflect its status as a development stage, nonpublic company. There can be no guarantee that there are no significant deficiencies or material weakness in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and a disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company may implement new lines of business or for new products or services within existing lines of business. As an early stage Company, the Company may implement new lines of business at any time, which creates substantial risks and uncertainties associated with such efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of businesses or new products and services, the Company may invest significant time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. The Company may not be successful in introducing new products or services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, the Company could lose business, could be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, the Company's business, financial condition, or results of operations may be adversely affected.

The Company may not be able to retain or hire key management and employees. The success of and ability to implement the Company's business plan depends upon the continued contributions of key management. Loss of the services of certain of these individuals would have a material adverse effect. In addition, as the Company continues to execute its business plan, it will require hiring additional qualified management and personnel. There is no guarantee that the Company will be able to attract such personnel, the failure to do so could result in loss of business or impairment of the Company's financial condition.

The Company relies on 3rd parties to provide technology and merchant services. The Company relies on 3rd parties to provide certain technology and merchant services, which includes web hosting providers, cloud computing providers, and payment processing providers. Disruptions to these third- party services might cause system interruptions, delays, loss of critical data, increased costs, and could diminish the Company's reputation and brand.

Intellectual property claims
The Company does not believe that any of its products or services infringe upon the intellectual property rights of others in any material respect. However, there can be no assurance were guarantee that 3rd parties will not claim infringement with respect to current or future products, services, or activities. Any infringement claim, either with or without merit, could result in substantial costs and diversion of management and financial resources, and it could, therefore, have a material adverse effect on the Company's business and operations.

Collection of customer data
The Company will collect personal information from its customers and other 3rd parties. While the Company takes steps to protect this data, there is a risk that the data could become compromised. Additionally, the Company may now or in the future become subject to various privacy regulations and laws in the jurisdictions in which it operates now or will operate in the future. Further, the Company may rely on third-party companies and service providers to assist with collecting and storing data. This exposes the Company to potential risk if those 3rd parties have a potential breach or otherwise violate privacy regulations and laws.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Even if the Securities become tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney regarding the implications of these restrictions on transfer. Prospective Purchasers should be aware of the long-term nature of this investment. There is not now and there likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act of 1933 or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of regulation CF. It is not currently contemplated that registration under the Securities Act of 1933 or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that prospective Purchasers may be able to obtain for the Securities in a private sale. Purchasers should be aware of the long- term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribution thereof.

Purchasers will not become equity holders until and unless the Company decides to convert the Securities into equity securities or there is a change of control or sale of substantially all of the Company's assets. Purchasers will not have an ownership claim to the Company or any of its assets or revenues for an indefinite period of time and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion event and the Company elects to convert the Securities into equity securities. The Company is under no obligation to convert the Securities into equity securities. In certain situations, such as a sale of the Company or substantially all of the Company's assets, and Initial Public Offering or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights. Purchasers will not have the right to vote upon matters of the Company even if their Securities are converted into equity securities. Upon such conversion, the equity securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the equity security holders are required to enter into a proxy agreement with the Intermediary insuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted.

Purchasers will not have inspection rights other than those required by Regulation CF. Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. other security holders of the Company may have such rights. Regulation CF requires only that the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise owed to Purchasers. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

Purchasers are unable to declare the Security and "default" and a demand repayment. Unlike convertible notes and some other securities, the SAFEs being offered by the Company do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a Future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, made the Purchaser's demand payment, and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities and it may never undergo a liquidity event. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. Additionally, the Company may never undergo a liquidity event, such as a sale of the Company or an Initial Public Offering. If neither the conversion of the Securities nor at a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests and they have no ownership rights, no rights to the Company's assets or profits, and have no voting rights or ability to direct the Company or its actions.

The Securities acquired by Purchasers may become significantly diluted as a consequence of subsequent financings. The Company equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from a conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Purchaser's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach of the next major corporate milestone. If the funds are not sufficient, the Company may be required to raise additional capital at a price unfavorable to the existing investors, including the Purchaser. The availability of capital is at least partially of a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Purchaser's Securities.

If the Securities convert to equity securities, those equity securities may be substantially different from other equity securities offered or issued at the time of conversion. To converting Security holders equity securities that are materially distinct from other equity securities it may issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to Purchasers of the Securities, if converted, will be distinct from the equity securities issued to new purchasers in at least of the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or antidilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) will bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. The Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchases of the Company equity securities.

There is no present market for the Securities and the Company has arbitrarily set the price. The offering price was not established in a competitive market. The Company has arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities or the Company and is not based on the Company's net worth or prior earnings. The Company cannot assure prospective Purchasers that the Securities could be resold by you at the offering price or at any other price.

In a dissolution or bankruptcy of the Company, Purchasers will not be treated as priority debtholders. If the Company is dissolved or enters into bankruptcy, Purchasers of the Securities, which have not been converted will be entitled to distributions as described in Exhibit E. Such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred dock holders, have been paid in full. If the Securities have been converted, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. Neither holders of the Securities nor holders of the Securities after conversion can be guaranteed a return in the event of a dissolution or bankruptcy.

Even though the Securities provides for mechanisms whereby a Securities holder would be entitled to a return of their purchase amount, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled. In certain events provided in the Securities, holders of the Securities may be entitled to a return of their principal amount. Despite the contract will provision in the Crowd SAFE, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Purchasers should not assume that they are guaranteed a return of their investment.

BUSINESS

Description of the Business

The Company assists advertisers in the social impact sector by connecting audiences to positive social impact opportunities at the moment of interest. Specifically, the +Media multi-sided software platform facilitates collaboration between two customer segments: The content providers (media creators and producers) and the solutions providers (social entrepreneurs and non-profits). The Company's goal is to scale access to existing solutions to deepen engagement beyond awareness, to facilitate community and promote policy change to create a healthier and more equitable world.

Market Opportunity

The U.S. media and entertainment market is estimated to be more than $700 billion, while annual charitable giving in the United States is estimated to exceed $400 billion. There is enormous potential in combining the programmatic (content creators) with positive social impact. Media platforms, large and small, are looking to extend the living room experience, enhance their brand and further engage their audiences. The Connected TV (CTV) ecosystem is building extensions to push products. We have built the extension to promote positive social impact.

CTV, and other content producers, prefer to buy curated impact solution programs versus create the program themselves, just as CTV and others buy ads. CTV is a transformative system, allowing users to actively engage with the content and allowing the media industry and their sponsor brands greater exposure.

Our software allows platforms and brands to collaborate directly with content creators, solutionists and consumers through innovative purpose driven solutions. The entertainment industry is being asked to take a position on certain issues. We seek to provide customers the opportunity to establish deep connections with their audiences by supplying vetted, curated solutions that are authentic and representative.

Competition

The competitive landscape includes a variety of digital advertising companies and other service providers in the business of assisting advertisers with placement on major media platforms, as well as the in-house operations of the platforms themselves.

For more detail on the Company's business and plans for growth, please see the Company's business plan, which is included in Exhibit D hereto.

DIRECTORS AND OFFICERS

The duly appointed directors and officers of the Company are listed below along with all their positions and offices held at the Company and their principal occupation and employment responsibilities for the past 3 years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Past 3 Years
Julie Davitz	Founder, Director and Chief Executive Officer	For the past 7 years Ms. Davitz has been Head of Impact Solutions for BNP Paribas, the 7th largest private bank in the world. Prior to that, she founded and led her own global consulting firm, specializing in for-profit and nonprofit sustainable solutions for UHNW clients.
Sarah Henderson	Chief Operating Officer	For the past 15 years, Ms. Henderson was a Senior Business Analyst and Customer Success Manager at Sphera, a global leader in environmental, health and safety technology and software.

Founder/CEO Julie Davitz brings over 20 years of social impact expertise, development skills and global networks necessary to scale a sustainable business. Julie conceived the +Media concept—delivering high-quality vetted solutions through media—by recognizing the abundance of awareness campaigns with little direction to audiences on action and applying available technology to deliver solutions easily. Julie also has deep experience in the investor and philanthropic sector, including a global pipeline of social entrepreneurs as well as nonprofit solutions.

Partner/COO Sarah Henderson is a certified sustainability professional, product innovator and entrepreneurial leader who facilitates bridging the gap between functional requirements and software solutions to build successful multi-million-dollar programs. Her experience developing the federal government's efforts towards safe and sustainable management of hazardous assets has shown her the importance of engaging communities through technology.

CAPITALIZATION AND OWNERSHIP

Capitalization

Below are the securities and classes of securities that are authorized and outstanding:

Class of Security	Authorized	Outstanding	Voting Rights	Par Value
Common Stock	10,000,000	8,500,000	Yes	$.00001

Ownership

The following persons own at least 20% of voting power of the Company, as of the date of the Offering:

Name of Holder	No of Securities Held	Class of Securities	% of Voting Power
Julie Davitz	6,375,000	Common Stock	63.75%
Sarah Henderson	2,125,000	Common Stock	21.25%

Previous Securities Offerings

The Company has made the following securities offerings in the past 3 years:

Date	Exemption	Security Type	Amount Raised	Use of Proceeds
September/October 2021	4(a)(2)	SAFE	$160,000	Operating expenses and growth

FINANCIAL INFORMATION

Financial information for the Company can be found on the cover page of this Form C, in this section, and attached as Exhibit B.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons, which is defined as any director or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the preceding persons; or any entity controlled by any such person or persons.

The Company has not entered into related person transactions.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $107,000 of the Securities. The Company is attempting to raise a minimum amount of $25,000 in this Offering. The Company must receive commitments from investors in an amount totaling the Target Amount by the Offering Deadline in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, securities will be sold in the Offering, investment commitments will be canceled, and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to the Maximum Amount and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues, discounted cash flows, or other established criteria of value and should not be considered indicative of the actual value of the Securities.

To purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Prime Trust LLC until the Target Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or any Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Target Amount has been reached through an automated post on Intermediary's portal. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least 5 business days after reaching the Target Amount and providing notice to the Purchasers. If any material change (other than reaching the Target Amount) occurs related to the offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmation from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be canceled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon Closing of the Offering and the Purchaser will receive in the Securities in exchange for his or her investment once the accounting process for the Offering is completed and the investor has completed any necessary steps regarding the Offering or the Intermediary's anti-money laundering and know your customer policies. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via electronic certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

The Company shall return all funds to Purchasers if a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closings.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily, and of the minimum amount of that a Purchaser may invest in the Offering is $100.

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSE OF ACTING AS A SERVICE PROVIDER.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

Form of Securities
Purchasers should review the Company's organizational documents as well as Exhibit E, which shows the form of the Securities.

Authorized Capitalization at Initial Closing
See the section above titled "Capitalization."

Not Currently Equity Interests
As mentioned elsewhere in this document, the Securities are not currently equity interests and the Company and are a right to receive equity at some point in the future upon the occurrence of certain stated events.

Dividends
The Securities do not entitle a Purchaser to any dividends.

Conversion
Upon a future equity financing involving the sale of Preferred Stock based upon a fixed (an "Equity Financing"), the Securities are automatically convertible into shares of SAFE Preferred Stock at a price equal to 80% of the per share price offer in the Equity Financing (the "Discount Price"). "SAFE Preferred Stock" means securities identical to those issued in such future Equity Financing except that the "Discount Price" (rather that the full price offered in the Equity Financing) serves as the basis for the liquidation preference, price-based anti-dilution protection and dividend rights applicable to the SAFE Preferred Stock.

Conversion Upon a Liquidity Event Prior to and Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (defined below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, each holder of a SAFE will receive the greater of: (i) a cash payment equal to the "Purchase Amount" of such SAFE (as defined in the SAFE and subject to the following paragraph); or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by 80%.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the holder of the SAFE immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" means: (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's Board of Directors; (ii) any reorganization, merger, or consolidation of the Company in which the outstanding voting security holders of the Company failed to retain at least a majority of such voting securities following such transaction or transactions; or (iii) a sale, lease, or other disposition of all or substantially all of the assets of the Company.

Dissolution
A "Dissolution Event" means: (i) a voluntary termination of operations of the Company; (ii) a general assignment for the benefit of the Company's creditors; or (iii) any other liquidation, dissolution, or winding up of the Company. (Excluding a Liquidity Event), whether voluntary or involuntary. If there is a Dissolution Event before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred Stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other SAFEs (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's Board of Directors at the time of the Dissolution Event) and all holders of common stock.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or noncompliance with the Securities) upon the earlier to occur: (i) the issuance of shares and the CF Shadow Series to the Purchaser pursuant to the conversion provisions; or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted. The Company has a voting agreement in place between the Company and each owner of preferred and common stock, which requires the stockholders to cast votes for directors, to increase the number of stock authorized, to vote to keep the board-members on the board except for cause, not to designate "bad actors," to be "dragged-along" with the majority upon the occurrence of certain events, among other things. The Company does not have any shareholder agreements in place.

Anti-Dilution Rights
The Securities do not have antidilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Transfer Restrictions
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one year holding period beginning when the Securities are issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501 of Regulation D promulgated under the Securities Act of 1933; (3) as part of an IPO; or (4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, or spousal equivalent, sibling, mother/father/daughters/son/sister/brother in law and includes adoptive relatives. Although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which the Securities are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lockup. And may not be sold for up to 180 days following such IPO.

Repurchase Rights
The Company does not have the right to repurchase the Securities.

Liquidation Preference
The Securities do not have a stated return or liquidation preference.

Capital Stock
The Company cannot presently determine if it has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP, AND SALE OF THE PURCHASER'S SECURITIES, AND POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICES, THE COMPANY INFORMS YOU THAT ANY TAX STATEMENTS IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT CONCERNING UNITED STATES FEDERAL TAXES WAS GIVEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL PURCHASERS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE POSSIBLE IMPACT OF STATE TAXES.

EXHIBIT A: FINANCIAL STATEMENTS

FINANCIAL STATEMENT CERTIFICATION

I, Julie Davitz, certify on behalf of PlusMedia Solutions, Inc ("The Company") that the financial statements of the Company included in this Form C are true and complete in all material respects.

Signature:

Name: Julie Davitz:

Title: CEO

Date: December 29, 2021

Plus Media Solutions Inc
Balance Sheet
As of December 22, 2021

		Total
ASSETS		
Current Assets		
Bank Accounts		
Checking (5973)		89,646.78
Total Bank Accounts	$	**89,646.78**
Total Current Assets	$	**89,646.78**
Other Assets		
Organizational Costs		11,127.00
Total Other Assets	$	**11,127.00**
TOTAL ASSETS	$	**100,773.78**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Credit card		87.20
Total Credit Cards	$	**87.20**
Other Current Liabilities		
Accounts Payable		60,000.00
Total Other Current Liabilities	$	**60,000.00**
Total Current Liabilities	$	**60,087.20**
Long-Term Liabilities		
Safe Note		159,500.00
Shareholder Loans		12,327.53
Total Long-Term Liabilities	$	**171,827.53**
Total Liabilities	$	**231,914.73**
Equity		
Net Income (Loss)		-131,140.95
Total Equity	-$	**131,140.95**
TOTAL LIABILITIES AND EQUITY	$	**100,773.78**

Plus Media Solutions LLC
Profit and Loss
January 1 - September 20, 2021

	Total
Income	
Total Income	
Gross Profit	**$ 0.00**
Expenses	
Advertising & Marketing	1,031.75
Bank Charges & Fees	60.00
Car & Truck	39.71
Computer Expenses	34.88
Contractors	41,891.61
Dues & Subscriptions	1,889.01
Legal & Professional Services	25,315.00
Meals & Entertainment	26.52
Office Supplies & Software	190.00
Telephone Expense	57.14
Travel	81.45
Web Fees	3,535.01
Total Expenses	**$ 74,152.08**
Net Operating Income	**-$ 74,152.08**
Other Income	
Other Income	2.25
Total Other Income	**$ 2.25**
Net Other Income	**$ 2.25**
Net Income	**-$ 74,149.83**

Plus Media Solutions Inc
Profit and Loss
September 21 - December 22, 2021

		Total
Income		
Total Income		
Gross Profit	$	0.00
Expenses		
Bank Charges & Fees		103.50
Computer Expenses		92.01
Contractors		35,032.96
Dues & Subscriptions		497.00
Legal & Professional Services		
Marketing		27,212.00
Total Legal & Professional Services	$	27,212.00
Meals & Entertainment		161.95
Meetings & Conferences		239.00
Office Supplies & Software		1,434.11
Officers Salary		60,000.00
Start up Costs		5,000.00
Telephone Expense		314.80
Travel		146.51
Web Fees		1,300.24
Total Expenses	$	131,534.08
Net Operating Income	-$	131,534.08
Other Income		
Other Income		393.13
Total Other Income	$	393.13
Net Other Income	$	393.13
Net Income	-$	131,140.95

EXHIBIT B: CERTIFICATE OF INCORPORATION AND BYLAWS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "PLUSMEDIA

SOLUTIONS, INC." FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY

OF SEPTEMBER, A.D. 2021, AT 2:35 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

6251861 8100F

SR# 20213303143

Authentication: 204218668

Date: 09-22-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:35 PM 09/21/2021
FILED 02:35 PM 09/21/2021
SR 20213303143 - File Number 6251861

CERTIFICATE OF INCORPORATION
OF
PLUSMEDIA SOLUTIONS, INC.
(A Delaware Public Benefit Corporation)

ARTICLE I

The name of the corporation is PlusMedia Solutions, Inc. (the "***Company***").

ARTICLE II

The address of the Company's registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, 19801. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time. The Company shall balance the stockholders' pecuniary interests, the best interests of those materially affected by the corporation's conduct, and the specific public benefit of having a positive effect on audiences of social impact media content around the world by offering easy to access, curated and vetted, solutions-based activities framed by the United Nations 17 Sustainable Development Goals, as may be further specified from time to time in the bylaws of the Company (the "***Bylaws***") or a resolution or resolutions of the board of directors of the Company (the "***Board***").

ARTICLE IV

This Company is authorized to issue one class of shares to be designated Common Stock. The total number of shares of Common Stock the Company has authority to issue is 10,000,000 with a par value of $0.00001 per share.

ARTICLE V

The name and mailing address of the sole incorporator is as follows:

Julie Davitz
27 Prospect Hill Road
Branford CT 06405

ARTICLE VI

The Company is to have perpetual existence.

ARTICLE VII

In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, alter, amend or repeal the Bylaws of the Company.

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ARTICLE VIII

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws.

ARTICLE IX

Unless otherwise set forth herein, the number of directors that constitute the Board shall be fixed by, or in the manner provided in, the Bylaws.

ARTICLE X

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Company may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE XI

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

The Company shall indemnify, to the fullest extent permitted by applicable law, as it presently exists or may hereafter be amended from time to time, any director or officer of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "*Proceeding*") by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Company shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board.

The Company shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Company who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this Article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE XII

Except as provided in Article XI above, the Company reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

* * * * *

1801326.1

I, the undersigned, as the sole incorporator of the Company, have signed this Certificate of Incorporation on _____ September 21 _____, 2021.

DocuSigned by:

Julie Davitz

633FEDE4EA2C409...

Julie Davitz, Sole Incorporator

BYLAWS OF

PLUSMEDIA SOLUTIONS, INC.
(A Delaware Public Benefit Corporation)

Originally Adopted September 22, 2021

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TABLE OF CONTENTS

TABLE OF CONTENTS
(Continued)

TABLE OF CONTENTS
(Continued)

BYLAWS

ARTICLE I — MEETINGS OF STOCKHOLDERS

1.1 *Place of Meetings*. Meetings of stockholders of PlusMedia Solutions, Inc. (the "***Company***") shall be held at any place, within or outside the State of Delaware, determined by the Company's board of directors (the "***Board***"). The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law (the "***DGCL***"). In the absence of any such designation or determination, stockholders' meetings shall be held at the Company's principal executive office.

1.2 *Annual Meeting*. An annual meeting of stockholders shall be held for the election of directors at such date and time as may be designated by resolution of the Board from time to time. Any other proper business may be transacted at the annual meeting. The Company shall not be required to hold an annual meeting of stockholders, *provided* that (i) the stockholders are permitted to act by written consent under the Company's certificate of incorporation and these bylaws, (ii) the stockholders take action by written consent to elect directors and (iii) the stockholders unanimously consent to such action or, if such consent is less than unanimous, all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

1.3 *Special Meeting*. A special meeting of the stockholders may be called at any time by the Board, Chairperson of the Board, Chief Executive Officer or President (in the absence of a Chief Executive Officer) or by one or more stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

If any person(s) other than the Board calls a special meeting, the request shall:

(i) be in writing;

(ii) specify the time of such meeting and the general nature of the business proposed to be transacted; and

(iii) be delivered personally or sent by registered mail or by facsimile transmission to the Chairperson of the Board, the Chief Executive Officer, the President (in the absence of a Chief Executive Officer) or the Secretary of the Company.

The officer(s) receiving the request shall cause notice to be promptly given to the stockholders entitled to vote at such meeting, in accordance with these bylaws, that a meeting will be held at the time requested by the person or persons calling the meeting. No business may be transacted at such special meeting other than the business specified in such notice to stockholders. Nothing contained in this paragraph of this Section 1.3 shall be construed as limiting, fixing or affecting the time when a meeting of stockholders called by action of the Board may be held.

1.4 *Notice of Stockholders' Meetings*. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Except as otherwise provided in the DGCL, the certificate of incorporation or these bylaws, the written notice of any meeting of stockholders

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shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting.

1.5 *Quorum*. Except as otherwise provided by law, the certificate of incorporation or these bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of shares of stock having a majority of the voting power which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. Where a separate vote by a class or series or classes or series is required, a majority of the outstanding voting power of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise provided by law, the certificate of incorporation or these bylaws.

If, however, such quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting or (ii) the stockholders entitled to vote at the meeting, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time, in the manner provided in Section 1.6, until a quorum is present or represented.

1.6 *Adjourned Meeting; Notice*. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Company may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

1.7 *Conduct of Business*. Meetings of stockholders shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by the Chief Executive Officer, or in the absence of the foregoing persons by the President, or in the absence of the foregoing persons by a Vice President, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting. The chairperson of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of business.

1.8 *Voting*. The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 1.10 of these bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.

Except as may be otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of capital stock held by such stockholder which has voting power upon the matter in question. Voting at meetings of stockholders need not be by written ballot and, unless otherwise required by law, need not be conducted by inspectors of election unless so determined by the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote thereon which are present in person or by proxy at such meeting. If authorized by the Board, such requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission (as defined in Section 7.2 of these bylaws), *provided* that any such electronic transmission must either set forth or be submitted with information from

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which it can be determined that the electronic transmission was authorized by the stockholder or proxy holder.

Except as otherwise required by law, the certificate of incorporation or these bylaws, in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Except as otherwise required by law, the certificate of incorporation or these bylaws, directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series, except as otherwise provided by law, the certificate of incorporation or these bylaws.

1.9 ***Stockholder Action by Written Consent Without a Meeting***. Unless otherwise provided in the certificate of incorporation, any action required by the DGCL to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

An electronic transmission (as defined in Section 7.2) consenting to an action to be taken and transmitted by a stockholder or proxy holder, or by a person or persons authorized to act for a stockholder or proxy holder, shall be deemed to be written, signed and dated for purposes of this section, *provided* that any such electronic transmission sets forth or is delivered with information from which the Company can determine (i) that the electronic transmission was transmitted by the stockholder or proxy holder or by a person or persons authorized to act for the stockholder or proxy holder and (ii) the date on which such stockholder or proxy holder or authorized person or persons transmitted such electronic transmission.

In the event that the Board shall have instructed the officers of the Company to solicit the vote or written consent of the stockholders of the Company, an electronic transmission of a stockholder written consent given pursuant to such solicitation may be delivered to the Secretary or the Chief Executive Officer of the Company or to a person designated by the Secretary or the Chief Executive Officer. The Secretary or the Chief Executive Officer of the Company or a designee of the Secretary or the Chief Executive Officer shall cause any such written consent by electronic transmission to be reproduced in paper form, as applicable, and inserted into the corporate records.

Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Company as provided in Section 228 of the DGCL. In the event that the action which is consented to is such as would have required the filing of a certificate under any provision of the DGCL, if such action had been voted on by stockholders at a meeting thereof, the certificate filed under such provision shall state, in lieu of any statement required by such provision concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

1.10 ***Record Date for Stockholder Notice; Voting; Giving Consents***. In order that the Company may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board and which record date:

(i)   in the case of determination of stockholders entitled to notice of or to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by law, not be more than 60 nor less than 10 days before the date of such meeting;

(ii)   in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board; and

(iii)   in the case of determination of stockholders for any other action, shall not be more than 60 days prior to such other action.

If no record date is fixed by the Board:

(i)   the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held;

(ii)   the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting when no prior action of the Board is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company in accordance with applicable law, or, if prior action by the Board is required by law, shall be at the close of business on the day on which the Board adopts the resolution taking such prior action; and

(iii)   the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, *provided* that the Board may fix a new record date for the adjourned meeting.

1.11   *Proxies*. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL.

1.12   *List of Stockholders Entitled to Vote*. The officer who has charge of the stock ledger of the Company shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, *provided* that the information required to gain access to such list is provided with the notice of the meeting; or (ii) during ordinary business hours, at the Company's principal place of business. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to stockholders of the Company. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

ARTICLE II — DIRECTORS

2.1 *Powers*. The business and affairs of the Company shall be managed by or under the direction of the Board, except as may be otherwise provided in the DGCL or the certificate of incorporation.

2.2 *Number of Directors*. The Board shall consist of one or more members, each of whom shall be a natural person. Unless the certificate of incorporation fixes the number of directors, the number of directors shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director's term of office expires.

2.3 *Election, Qualification and Term of Office of Directors*. Except as provided in Section 2.4 of these bylaws, and subject to Sections 1.2 and 1.9 of these bylaws, directors shall be elected at each annual meeting of stockholders. Directors need not be stockholders unless so required by the certificate of incorporation or these bylaws. The certificate of incorporation or these bylaws may prescribe other qualifications for directors. Each director shall hold office until such director's successor is elected and qualified or until such director's earlier death, resignation or removal.

2.4 *Resignation and Vacancies*. Any director may resign at any time upon notice given in writing or by electronic transmission to the Company. A resignation is effective when the resignation is delivered unless the resignation specifies a later effective date or an effective date determined upon the happening of an event or events. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Unless otherwise provided in the certificate of incorporation or these bylaws, when one or more directors resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

Unless otherwise provided in the certificate of incorporation or these bylaws:

(i) Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

(ii) Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

If at any time, by reason of death or resignation or other cause, the Company should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the provisions of the certificate of incorporation or these bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in Section 211 of the DGCL.

If, at the time of filling any vacancy or any newly created directorship, the directors then in office constitute less than a majority of the whole Board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least 10% of the voting power of the voting stock at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office as aforesaid, which election shall be governed by the provisions of Section 211 of the DGCL as far as applicable.

A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office and until such director's successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.5 *Place of Meetings; Meetings by Telephone*. The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the certificate of incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can effectively communicate with each other, and such participation in a meeting shall constitute presence in person at the meeting.

2.6 *Conduct of Business*. Meetings of the Board shall be presided over by the Chairperson of the Board, if any, or in his or her absence by the Vice Chairperson of the Board, if any, or in the absence of the foregoing persons by a chairperson designated by the Board, or in the absence of such designation by a chairperson chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his or her absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.

2.7 *Regular Meetings*. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.

2.8 *Special Meetings; Notice*. Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or any two directors.

Notice of the time and place of special meetings shall be:

> (i)   delivered personally by hand, by courier or by telephone;

> (ii)   sent by United States first-class mail, postage prepaid;

> (iii)   sent by facsimile; or

> (iv)   sent by electronic mail,

directed to each director at that director's address, telephone number, facsimile number or electronic mail address, as the case may be, as shown on the Company's records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or (iii) sent by electronic mail, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four days before the time of the holding of the meeting. Any oral notice may be communicated to the director. The notice need not specify the place of the meeting (if the meeting is to be held at the Company's principal executive office) nor the purpose of the meeting.

2.9 *Quorum; Voting*. At all meetings of the Board, a majority of the total authorized number of directors shall constitute a quorum for the transaction of business. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved by at least a majority of the required quorum for that meeting.

The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the certificate of incorporation or these bylaws.

If the certificate of incorporation provides that one or more directors shall have more or less than one vote per director on any matter, every reference in these bylaws to a majority or other proportion of directors shall refer to a majority or other proportion of the votes of the directors.

2.10 *Board Action by Written Consent Without a Meeting*. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.11 *Fees and Compensation of Directors*. Unless otherwise restricted by the certificate of incorporation or these bylaws, the Board shall have the authority to fix the compensation of directors.

2.12 *Removal of Directors*. Unless otherwise restricted by statute, the certificate of incorporation or these bylaws, any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

ARTICLE III — COMMITTEES

3.1 *Committees of Directors*. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Company.

3.2 *Committee Minutes*. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

3.3 *Meetings and Actions of Committees*. Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i)   Section 2.5 (Place of Meetings; Meetings by Telephone);

(ii)   Section 2.7 (Regular Meetings);

(iii)   Section 2.8 (Special Meetings; Notice);

(iv)   Section 2.9 (Quorum; Voting);

(v)   Section 2.10 (Board Action by Written Consent Without a Meeting); and

(vi)   Section 7.5 (Waiver of Notice)

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members. *However*:

(vii)   the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(viii)   special meetings of committees may also be called by resolution of the Board; and

(ix)   notice of special meetings of committees shall also be given to all alternate members, who shall have the right to attend all meetings of the committee. The Board may adopt rules for the government of any committee not inconsistent with the provisions of these bylaws.

Any provision in the certificate of incorporation providing that one or more directors shall have more or less than one vote per director on any matter shall apply to voting in any committee or subcommittee, unless otherwise provided in the certificate of incorporation or these bylaws.

3.4 *Subcommittees*. Unless otherwise provided in the certificate of incorporation, these bylaws or the resolutions of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

ARTICLE IV — OFFICERS

4.1 *Officers*. The officers of the Company shall be a President, Treasurer and a Secretary. The Company may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a President, one or more Vice Presidents, a Chief Executive Officer, a Chief Financial Officer, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person.

4.2 *Appointment of Officers*. The Board shall appoint the officers of the Company, except such officers as may be appointed in accordance with the provisions of Section 4.3 of these bylaws.

4.3 *Subordinate Officers*. The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Company may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

4.4 *Removal and Resignation of Officers*. Any officer may be removed, either with or without cause, by an affirmative vote of the majority of the Board at any regular or special meeting of the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Company. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Company under any contract to which the officer is a party.

4.5 *Vacancies in Offices*. Any vacancy occurring in any office of the Company shall be filled by the Board or as provided in Section 4.3.

4.6 *Representation of Shares of Other Corporations*. Unless otherwise directed by the Board, the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President or any other person authorized by the Board is authorized to vote, represent and exercise on behalf of the Company all rights incident to any and all shares of any other corporation or corporations standing in the name of the Company. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

4.7 *Authority and Duties of Officers*. Except as otherwise provided in these bylaws, the officers of the Company shall have such powers and duties in the management of the Company as may be designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

ARTICLE V — INDEMNIFICATION

5.1 *Indemnification of Directors and Officers in Third Party Proceedings*. Subject to the other provisions of this Article V, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "*Proceeding*") (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

       5.2   *Indemnification of Directors and Officers in Actions by or in the Right of the Company*. Subject to the other provisions of this Article V, the Company shall indemnify, to the fullest extent permitted by the DGCL, as now or hereinafter in effect, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company, or is or was a director or officer of the Company serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

       5.3   *Successful Defense*. To the extent that a present or former director or officer of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Section 5.1 or Section 5.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

       5.4   *Indemnification of Others*. Subject to the other provisions of this Article V, the Company shall have power to indemnify its employees and agents to the extent not prohibited by the DGCL or other applicable law. The Board shall have the power to delegate to such person or persons the determination of whether employees or agents shall be indemnified.

       5.5   *Advanced Payment of Expenses*. Expenses (including attorneys' fees) incurred by an officer or director of the Company in defending any Proceeding shall be paid by the Company in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under this Article V or the DGCL. Such expenses (including attorneys' fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Company deems appropriate. The right to advancement of expenses shall not apply to any claim for which indemnity is excluded pursuant to these bylaws.

       5.6   *Limitation on Indemnification*. Subject to the requirements in Section 5.3 and the DGCL, the Company shall not be obligated to indemnify any person pursuant to this Article V in connection with any Proceeding (or any part of any Proceeding):

(i) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(ii) for an accounting or disgorgement of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(iii) for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, as required in each case under the Securities Exchange Act of 1934, as amended (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the "**Sarbanes-Oxley Act**"), or the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements);

(iv) initiated by such person, including any Proceeding (or any part of any Proceeding) initiated by such person against the Company or its directors, officers, employees, agents or other indemnitees, unless (a) the Board authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (b) the Company provides the indemnification, in its sole discretion, pursuant to the powers vested in the Company under applicable law, (c) otherwise required to be made under Section 5.7 or (d) otherwise required by applicable law; or

(v) if prohibited by applicable law.

5.7 *Determination; Claim*. If a claim for indemnification or advancement of expenses under this Article V is not paid in full within 90 days after receipt by the Company of the written request therefor, the claimant shall be entitled to an adjudication by a court of competent jurisdiction of his or her entitlement to such indemnification or advancement of expenses. The Company shall indemnify such person against any and all expenses that are incurred by such person in connection with any action for indemnification or advancement of expenses from the Company under this Article V, to the extent such person is successful in such action, and to the extent not prohibited by law. In any such suit, the Company shall, to the fullest extent not prohibited by law, have the burden of proving that the claimant is not entitled to the requested indemnification or advancement of expenses.

5.8 *Non-Exclusivity of Rights*. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article V shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the certificate of incorporation or any statute, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advancement of expenses, to the fullest extent not prohibited by the DGCL or other applicable law.

5.9 *Insurance*. The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Company would have the power to indemnify such person against such liability under the provisions of the DGCL.

5.10 *Survival*. The rights to indemnification and advancement of expenses conferred by this Article V shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

5.11 *Effect of Repeal or Modification*. Any amendment, alteration or repeal of this Article V shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to such amendment, alteration or repeal.

5.12 *Certain Definitions*. For purposes of this Article V, references to the "*Company*" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article V with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article V, references to "*other enterprises*" shall include employee benefit plans; references to "*fines*" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "*serving at the request of the Company*" shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "*not opposed to the best interests of the Company*" as referred to in this Article V.

ARTICLE VI — STOCK

6.1 *Stock Certificates; Partly Paid Shares*. The shares of the Company shall be represented by certificates, *provided* that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Company. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of, the Company by any 2 authorized officers of the Company representing the number of shares registered in certificate form. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if such person were such officer, transfer agent or registrar at the date of issue. The Company shall not have power to issue a certificate in bearer form.

The Company may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Company in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Company shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

6.2 *Special Designation on Certificates*. If the Company is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences, and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate that the Company shall issue to represent such class or series of stock; *provided* that, except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate that the Company shall issue to represent such class or series of stock, a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the Company shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this Section 6.2 or Sections 156, 202(a) or 218(a) of the DGCL or with respect to this Section 6.2 a statement that the Company will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

6.3   *Lost Certificates*. Except as provided in this Section 6.3, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Company and cancelled at the same time. The Company may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Company may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Company a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

6.4   *Dividends*. The Board, subject to any restrictions contained in the certificate of incorporation or applicable law, may declare and pay dividends upon the shares of the Company's capital stock. Dividends may be paid in cash, in property, or in shares of the Company's capital stock, subject to the provisions of the certificate of incorporation.

The Board may set apart out of any of the funds of the Company available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

6.5   *Stock Transfer Agreements*. The Company shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Company to restrict the transfer of shares of stock of the Company of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

6.6   *Registered Stockholders*. The Company:

(i)   shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner;

(ii)   shall be entitled to hold liable for calls and assessments the person registered on its books as the owner of shares; and

(iii)   shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

6.7 *Transfers*. Transfers of record of shares of stock of the Company shall be made only upon its books by the holders thereof, in person or by an attorney duly authorized, and, if such stock is certificated, upon the surrender of a certificate or certificates for a like number of shares, properly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer.

ARTICLE VII — MANNER OF GIVING NOTICE AND WAIVER

7.1 *Notice of Stockholder Meetings*. Notice of any meeting of stockholders, if mailed, is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the Company's records. An affidavit of the Secretary or an Assistant Secretary of the Company or of the transfer agent or other agent of the Company that the notice has been given shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

7.2 *Notice by Electronic Transmission*. Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the certificate of incorporation or these bylaws, any notice to stockholders given by the Company under any provision of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any such consent shall be deemed revoked if:

(i) the Company is unable to deliver by electronic transmission two consecutive notices given by the Company in accordance with such consent; and

(ii) such inability becomes known to the Secretary or an Assistant Secretary of the Company or to the transfer agent, or other person responsible for the giving of notice.

However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(iii) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(iv) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice;

(v) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(vi) if by any other form of electronic transmission, when directed to the stockholder.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Company that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein.

An "*electronic transmission*" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Notice by a form of electronic transmission shall not apply to Sections 164, 296, 311, 312 or 324 of the DGCL.

7.3 *Notice to Stockholders Sharing an Address*. Except as otherwise prohibited under the DGCL, without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company under the provisions of the DGCL, the certificate of incorporation or these bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Any such consent shall be revocable by the stockholder by written notice to the Company. Any stockholder who fails to object in writing to the Company, within 60 days of having been given written notice by the Company of its intention to send the single notice, shall be deemed to have consented to receiving such single written notice.

7.4 *Notice to Person with Whom Communication is Unlawful*. Whenever notice is required to be given, under the DGCL, the certificate of incorporation or these bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Company is such as to require the filing of a certificate under the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

7.5 *Waiver of Notice*. Whenever notice is required to be given under any provision of the DGCL, the certificate of incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the certificate of incorporation or these bylaws.

ARTICLE VIII -- PUBLIC BENEFIT CORPORATION

8.1 *Public Benefit Purpose.*

Further to Article III of the Certificate of Incorporation, the specific purpose of the Corporation is, without limitation and subject to modification by the Board from time to time, to have a positive effect on audiences of social impact media content around the world by offering easy to access, curated and vetted, solutions-based activities framed by the United Nations 17 Sustainable Development Goals and to report on audience behavior to better inform content producers and other providers of social impact messaging.

8.2 *Public Benefit Statement.*

The corporation shall prepare and deliver its public benefit statement to its stockholders at least biennially and prepare it in accordance with a third-party standard applied consistently with any application of that standard in prior statements or accompanied by an explanation of the reasons for any inconsistent application. The Board of Directors shall select a third-party standard and may change such standard from time to time. The corporation may, at the discretion of the Board of Directors, make the public benefit statement available to the public on its website or otherwise.

(i)   Required Content. Pursuant to Delaware Corporate General Law Section 366(b), the public benefit statement shall include: (i) the objectives the Board of Directors has established to promote the corporation's specific public benefit purpose as identified in the certificate of incorporation, as amended; (ii) a third-party standard identified by the Board of Directors to measure the corporation's progress in promoting its specific public benefit purpose; (iii) objective factual information based on those standards regarding the corporation's success in meeting the objectives for promoting its specific public benefit purpose; and (iv) an assessment of the corporation's success in meeting the objectives and promoting its specific public benefit purpose.

(ii)   Optional Content. In addition to those required items, each public benefit statement may, at the discretion of the Board of Directors, include the following: (i) A narrative description of the process and rationale for selecting the third-party standard used to prepare the statement; and (ii) A statement of any connection between the entity that established the third-party standard, or its directors, officers, or material owners, and the corporation, or its directors, officers, and material owners, including any financial or governance relationship that might materially affect the credibility of the objective assessment of the third party standard.

8.3 *Third-Party Standard.* A "third-party standard" means a credible standard for defining, reporting, and assessing the corporation's social and environmental performance that:

(i)   Assesses the effect of the business and its operations on all of the interests materially affected by the corporation's conduct;

(ii)   Is developed by an organization that is not under the control of the corporation or its affiliates; and

(iii)   Has information publicly available concerning:

(a) The criteria and relative weighting the standard uses to assess the corporation's overall social and environmental performance;

(b) The process by which the standard is developed and revised; and

(c) The independence of the organization that developed the standard, including:

(1) The material owners;

(2) The members of the organization's governing body and how they are selected; and

(3) The organization's material sources of financial support.

8.4 ***Third-Party Certification.*** At the discretion of the Board of Directors, the corporation may select a third-party benefit corporation certifier to measure the corporation's performance of its social and environmental responsibilities, accountability and transparency.

ARTICLE IX — GENERAL MATTERS

9.1   ***Fiscal Year***. The fiscal year of the Company shall be fixed by resolution of the Board and may be changed by the Board.

9.2   ***Seal***. The Company may adopt a corporate seal, which shall be in such form as may be approved from time to time by the Board. The Company may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

9.3   ***Annual Report***. The Company shall cause an annual report to be sent to the stockholders of the Company to the extent required by applicable law. If and so long as there are fewer than 100 holders of record of the Company's shares, the requirement of sending an annual report to the stockholders of the Company is expressly waived (to the extent permitted under applicable law).

9.4   ***Construction; Definitions***. Unless the context requires otherwise, the general provisions, rules of construction, and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural, the plural number includes the singular, and the term "person" includes both a corporation and a natural person.

ARTICLE X — RIGHT OF FIRST REFUSAL

10.1   ***Right of First Refusal Procedures***

No stockholder shall sell, assign, pledge, or in any manner transfer any of the shares of Common Stock of the Company or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, except by a transfer which meets the requirements hereinafter set forth in this Article IX:

(i)   *Notice of Proposed Transfer*. If the stockholder desires to sell or otherwise transfer any of his, her or its shares of Common Stock, then the stockholder shall first give written notice thereof to the Company. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration and all other terms and conditions of the proposed transfer.

(ii)   *Corporate Option to Purchase*. For thirty (30) days following receipt of such notice, the Company shall have the option to purchase all or any part of the shares specified in the notice at the price and upon the terms set forth in such notice. In the event the Company elects to purchase all the shares, it shall give written notice to the selling stockholder of her, his or its election and settlement for said shares shall be made as provided below in paragraph (iii).

(iii)   *Closing of Corporate or Stockholder Purchase*. In the event the Company elects to acquire any of the shares of the selling stockholder as specified in said selling stockholder's notice, the Company shall so notify the selling stockholder and settlement thereof shall be made in cash within thirty (30) days after the Company receives said selling stockholder's notice; provided that if the terms of payment set forth in said selling stockholder's notice were other than cash against delivery, the Company shall pay for said shares on the same terms and conditions set forth in said selling stockholder's notice.

(iv) *Sale by Selling Stockholder*. In the event the Company does not elect to acquire all of the shares specified in the selling stockholder's notice, said selling stockholder may, within the sixty (60) day period following the expiration of the option right granted to the Company herein, sell elsewhere the shares specified in said selling stockholder's notice which were not acquired by the Company in accordance with the provisions of paragraph (iii) of this Section 10.1, provided that said sale shall not be on terms and conditions more favorable to the purchaser than those contained in said selling stockholder's notice. All shares so sold by said selling stockholder shall continue to be subject to the provisions of this bylaw in the same manner as before said transfer.

(v) *Permitted Transactions*. Anything to the contrary contained herein notwithstanding, the following transactions shall be exempt from the provisions of this bylaw:

(a) A stockholder's transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such transfer;

(b) A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent transfer of said shares by said institution shall be conducted in the manner set forth in this bylaw;

(c) A stockholder's transfer of any or all of such stockholder's shares to the Company or to any other stockholder of the Company;

(d) A stockholder's transfer of any or all of such stockholder's shares to a person who at the time of such transfer is an officer or director of the Company;

(e) A corporate stockholder's transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(f) A corporate stockholder's transfer of any or all of its shares to any or all of its stockholders; or

(g) A transfer by a stockholder which is a limited or general partnership to any or all of its partners or former partners.

In any such case, the transferee, assignee or other recipient shall receive and hold such stock subject to the provisions of this bylaw, and there shall be no further transfer of such stock except in accord with this bylaw.

(vi) *Waiver of Right of First Refusal.* The provisions of this bylaw may be waived with respect to any transfer either by the Company upon duly authorized action of the Board, or by the stockholders upon the express written consent of the owners of a majority of the voting power of the Company (excluding the votes represented by those shares to be transferred by the transferring stockholder). This bylaw may be amended or repealed either by a duly authorized action of the Board or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the Company.

(vii)   *Void Transfers.* Any sale or transfer, or purported sale or transfer, of securities of the Company shall be null and void unless the terms, conditions and provisions of this bylaw are strictly observed and followed.

(viii)   *Termination of Right of First Refusal.* The foregoing right of first refusal shall upon the date of consummation of the Company's first firm commitment underwritten public offering of its common stock registered under the Securities Act of 1933, as amended.

10.2   *Legends*

The certificates representing shares of stock of the Company shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE COMPANY AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE COMPANY."

ARTICLE XI – AMENDMENTS

These bylaws may be adopted, amended or repealed by the stockholders entitled to vote. However, the Company may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws.

A bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board.

ARTICLE XII — ELECTRONIC RECORDS MATTERS

Notwithstanding anything in these Bylaws to the contrary, to the fullest extent permitted by law and without limiting the manner by which any document may be approved, adopted, executed or delivered under applicable law, each and any of the following may be approved, adopted, executed and delivered by electronic transmission: (i) any action by consent of the board of directors, or a committee thereof, in lieu of a meeting; (ii) any action by consent of stockholders in lieu of a meeting; (iii) any action by directors to fill vacant or newly created directorships; and (iv) any contract, agreement, security or other instrument or document to be entered into, or executed, by or on behalf of the Company by any authorized officer, employee or agent of the Company.

Notwithstanding anything in these Bylaws to the contrary, any records maintained by the Company in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Company shall so convert any records so kept upon the request of any person entitled to inspect such records pursuant to any provision of the DGCL. When records are kept in such manner, a clearly legible paper form produced from or by means of the information storage device or method shall be admissible in evidence, and accepted for all other purposes, to the same extent as an original paper record of the same information would have been, provided the paper form accurately portrays the record.

CERTIFICATE OF ADOPTION OF BYLAWS

OF

PLUSMEDIA SOLUTIONS, INC.
(A Delaware Public Benefit Corporation)

The undersigned certifies that she is the duly elected, qualified and acting Secretary of PlusMedia Solutions, Inc., a Delaware public benefit corporation (the "*Company*"), and that the foregoing bylaws, were adopted as the bylaws of the Company on September 22, 2021 by the Board of Directors of the Company.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of September 22, 2021.

DocuSigned by:

Julie Davitz

633FEDE4EA2C409...

Julie Davitz, Secretary

EXHIBIT C:BUSINESS PLAN



+Media Business Plan
2021

Contents

1. Introduction

To understand +Media, one first must understand the industries and groups that this multi-sided software platform connects; the Social Impact Entertainment (SIE) industry and the solutionists (businesses and nonprofit sectors).

SIE is films, videos, TV shows and other content produced to have a societal impact in addition to great entertainment value. SIE is not a fad; it is a huge portion and arguably the future of the $735 billion U.S. entertainment and media industry. Why? Because these stories capture critical and complex narratives that reflect societal problems, and some of the most essential global struggles of our time.

Solutionists are the do-gooders, philanthropists, humanitarians, B Corps, and any individual or business that carries out the arduous work of providing solutions to a social or environmental problem.

The concepts of these two disparate groups helps to understand the need for +Media.

2. Company Overview

+Media connects audiences to positive social impact opportunities at the moment of interest so that people can take action to help solve today's challenges.

+Media is a multi-sided software platform whose proven structure links two customer segments: the content provider (media creator/producer) and the solution provider. +Media provides the software platform that facilitates the collaboration among the two customer segments. + Media operates in two specific areas: social and environmental impact and software technology.

+ Media's goal is to scale access to existing solutions to deepen engagement beyond awareness, to facilitate community and promote policy change to create a healthier and more equitable world.



+Media Bridges the Gap Between Awareness and Action
CLIMATE IS EVERYTHING.
TIME
FORTUNE
A Planet in Crisis
I MAY DESTROY YOU
"What can I do?"
Without a CTA, people don't know what to do next, even if they're interested in the topic.
Watch
Listen
Volunteer
Donate
Invest

The Problem

Every day, around the world, people consume social impact entertainment content on their phones, laptops, TV's. While offering engaging, entertaining and compelling stories, viewers often ask, "What can I do?". Audiences are unsure how to affect change, or even learn more about a topic.

The Solution
+Media answers the "what can I do?" with immediate access to vetted positive impact opportunities beyond the usual "volunteer" and "donate" prompts. +Media solutions are curated specifically to the content, framed by the 17 UNSDG's and accessed via one-click. Viewers now have trusted solutions at their fingertips.

3. How it Works

+Media is the bridge between content providers (creators, TV, film video, platforms) and solutions (social entrepreneurs, nonprofits), providing real, immediate, and easy access to vetted opportunities that promote positive change. +Media tracks behavioral data from the user experience and informs the content producer and solutionist on what actions are resonating with their audience.

Technology Platform

Below is a step-by-step depiction and description of how +Media works.


+MEDIA TECH PLATFORM
PLUS MEDIA CLIENT
PLUS MEDIA RESEARCH ANALYST
PLUS MEDIA WEB APPLICATION
API
API
CLIENT PLATFORM
CONSUMER
PLUS MEDIA ANALYTICS

+Media Client
+Media contracts with the client who is a content creator/producer. The content creator identifies piece(s) of their content for +Media enhancement

+Media Research Analyst
The +Media Research Analyst works in collaboration with the client to help them identify impact KPIs setting concrete and meaningful goals.

+Media Web Application
Using the +Media Web Application, the Research Analyst searches the Engagement Library and selects solutions specific for addressing the challenge highlighted in the client's content and then identifies and attaches consumable Calls to Action (CTA) prompts.

API
The curated content is shared to the client via the +Media Application Programming Interface.

Client Platform
The viewer watches inspiring content on the client's platform.

Consumer
Then, the viewer of the content is prompted to click on CTAs such as Watch, Listen, Donate, Volunteer, etc. The viewer can learn more about the topic and/or take action by donating, volunteering or downloading an app, for example. Other CTAs included:

- Read
- Listen
- Invest
- Download
- Sign a Petition
- or simply share the content, providing a digital water cooler effect

+Media Analytics

+Media analyzes the behavior of the viewers and collects the actions of the audience into the application. Dashboard analytics on the audience behavior and interaction with the curated are created for the +Media client allowing them to see the story that their data reveals.

Vetting of Solutions

+Media has a five-step process for the vetting of solution that make up the Engagement Library:

1. Review the socially responsible business or non-profit
2. Conduct preliminary research
3. Conduct follow up research
4. Analyze and apply due diligence findings
5. Add business or non-profit into the +Media Engagement Library



Step 1
Review nonprofit and partnership
Review nonprofit for fit with +Media's positive social change engagement categories
Review the organization's website
Review supplemental materials, such as strategic plans, financial reports, marketing materials, staff bios, etc.
Assess strength of nonprofit focus and program(s) design
Consider viability of project(s), and financial health
Step 2
Conduct additional preliminary research
Confirm EIN and check ratings on multiple charity reporting outlets.
Funders, board members or subject matter experts may provide additional information
Seek out other available data and information relevant to the partnership
Step 3
Conduct additional follow-up research as needed
Probe areas of concern through additional research and discussions with colleagues and staff or board leadership
Note if nonprofit has been a grantee of reputable foundation.
Step 4
Analyze and apply due diligence findings
Consider "red flags" and assess the risk they pose to the success of the project and +Media
Weigh the factors important for +Media positive social impact content
Step 5
Add nonprofit into Master Index Library
Include due diligence findings and decision
Tag appropriately for engagement opportunities

Once the business or non-profit has proceeded through the process, it can be added, tagged according to the appropriate UNSDG, and classified by issue area thereby becoming a specific CTA for our clients.

4. + Media Advantages: Market Opportunity, Stakeholders & Leadership

Market Opportunity

- U.S. Media & Entertainment Market $735 Billion, indicating potential client market
- U.S. annual charitable giving $449 Billion, indicating potential consumer/user market
- 52% of US citizens volunteer, indicating potential consumer/user adoption
- UNSDG's require $17 Trillion in philanthropic, government and private dollars, indicating need for CTAs beyond volunteer and donate
- Audiences/users expect immediate information
- Global consumption of content on mobile devices exploding
- Other similar technology only promotes sales/products
- Solutions to world's most serious challenges exist but consumers/users are unaware, leading to apathy and helplessness
- +Media positive impact opportunities reach consumers/viewers who are already predisposed to the topic
- +Media provides culturally relevant solutions to growing diverse markets*

Growth of the Connected TV (CTV) Ecosystem:
There is enormous potential in combining the programmatic (content creators) with positive social impact. Media platforms, large and small, are looking to extend the living room experience, enhance their brand and further engage their audiences. The CTV ecosystem is building extensions to push products. +Media has built the extension to promote positive social impact.

CTV, and other content producers, prefer to buy curated impact solution programs versus create

the program themselves, just as CTV and others buy ads. CTV is a transformative system, allowing users to actively engage with the content and allowing the media industry and their sponsor brands greater exposure.

According to talent agency UTA, an $18 billion bounty awaits platforms and brands that embrace the creator-driven, direct to consumer/viewer system.

+Media allows platforms and brands to collaborate directly with content creators, solutionists and consumers through innovative purpose driven solutions. The entertainment industry is being asked to take a position on certain issues. +Media is the industry's opportunity to establish deep connections with their audiences by supplying vetted, curated solutions that are authentic and representative.

Stakeholders

Across the globe, people are consuming huge amounts of content, in particular SIE as defined in our introduction. This indicates concern about climate change, social justice, diversity and inclusion, just to name a few issues.

With this growth, +Media has experienced an enormous interest in our solution offering. These content creators (Primetime, Independent, video/film, short form, documentary) inspire their audience, but rarely provide meaningful CTAs and certainly do not have significant impact measurement beyond clicks and likes. Yet audiences now expect and demand immediate and easy access to more information (solutions). Content producers are not interested, don't have the bandwidth, or aren't skilled to provide appropriate positive impact solution opportunities. They prefer to buy versus build.

In addition, progress towards the achievement of the 17 United Nations Sustainable Development Goals (UNSDGs) can be difficult to measure but can be analyzed through data. When markets see what works, they do more of what works. + Media can illuminate what solutions are working and resonating with audiences by analyzing behavioral data. +Media reports back to the content creator/solutionist so that they might better hone their message and work.

Our primary stakeholders are:
  1. **Producers of content** (individuals, companies, nonprofits, groups who create, publish and broadcast media in any place or form)
  2. **Solutionists** (solution providers who organize for the purpose of addressing social and environmental challenges, for profit or not for profit)
  3. **The global population** (audiences, consumers who seek tools to improve communities and address global challenges)

1. **Producers of content require:**
   ○ Validation of business models; proof that the content they produce has material impact
   ○ Increase of brand reputation
   ○ Extension of audience experience
   ○ Progress towards Environmental Social Governance (ESG) framed by the UNSDG's
   ○ Analytics to measure the behavioral impact of the content and drive future business decisions and investments
   ○ Growth and engagement of their audience
   ○ Build vs. buy a Complete Impact Program- content producers want to focus on creating not engagement.
2. **Solutionists require:**
   ○ Validation of their mission; proof that their approach has impact
   ○ Exposure to volunteers, donors, investors
   ○ Analytics to measure the behavior impact of their work and drive future strategic decisions
   ○ Growth and engagement of audiences to scale their solutions
3. **Global population requires:**

- Validation of their mission; proof that their approach has impact
- Exposure to volunteers, donors, investors
- Analytics to measure the behavior impact of their work and drive future strategic decisions
- Growth and engagement of audiences in order to scale their solutions

Leadership

Founder/CEO Julie Davitz brings over 20 years of social impact expertise, development skills and global networks necessary to scale a sustainable business. Julie conceived the unique +Media concept - delivering high-quality vetted solutions through media - by recognizing the abundance of awareness campaigns with little direction to audiences on action and applying available technology to deliver solutions easily. Julie also has deep experience in the investor and philanthropic sector, including a global pipeline of social entrepreneurs as well as nonprofit solutions.

Partner/COO Sarah Henderson is a certified sustainability professional, product innovator and entrepreneurial leader who facilitates bridging the gap between functional requirements and software solutions to build successful multi-million-dollar programs. Her experience developing the federal government's efforts towards safe and sustainable management of hazardous assets has shown her the importance of engaging communities through technology.

Our all-female team, coupled with our social impact entrepreneur approach allows +Media access to financial capital that others may not qualify for.

5. Development & Strategy

Technological advances have allowed +Media to combine existing technologies into a component that embeds in content delivery platforms (websites, connected/smart TV, virtual platforms).

+Media is the connector for media, technology, demand. All three are necessary to drive and scale positive social change. *Never before has there been such a convergence*, an opportunity to ignite viewers around the world with tools in the form of vetted positive impact opportunities that represent solutions to issues the user cares about.

Many of the offerings we use today are a result of multi-sided business models. Here are a few examples:
- Google bridges the gap between advertisers and the population using free Gmail,
- Netflix bridges the gap between producers and watchers
- Apple Music bridges the gap between artists and listeners

Much like the examples given above, +Media bridges the gap between content producers and solution providers using the +Media web application, facilitating audience interactions between content and positive solutions.

+Media's current stage:
- +Media prototypes are completed. To date, +Media technological build out is specific to each client. +Media intends to design template Impact Pages that are client branded but held by +Media, allowing smooth interface with for profit and nonprofit API's and clear tracking of user behavior.
- Building impact pages with a tool that has powerful analytic tools and adding on google tag manager functionality to show clients the behavioral impacts their content has.
- Maintaining the database of engagement opportunities housed in our Engagement Library. This is the data warehouse of solutions in the form of nonprofit organizations and for-profit businesses using business to do good.

- Building a user interface for the login and maintenance of +Media customers, search functionality for the Engagement Library and tagging mechanisms to identify which Engagement Opportunities are the best match for them

This stage has two revenue streams: content producers and third party vendors

This development has several goals: test the system; test the demand; test the revenue model; build brand, data and audiences.

+Media Phase II development:
- Connect audiences to EOs from our library to our partners that can consume and process API technology.
- Build a Plus Media Plugin for Influencers to add to their websites and channels
- Create an impact hub where global communities can come to be connected to the social and environmental challenges they care about.

This development has two initial revenue streams: content producers and partners.

In Phase II +Media will expand the multi-sided platform to a consumer-friendly site (impact hub) offering a myriad of positive impact solutions, acting as an aggregator of positive impact solutions and gaining revenue streams from affiliated marketing, membership and advertisement.

+Media Phase III development expands options for content producers:
- Option 1 – Access to +Media Engagement Library via API
- Option 2 - Branded Impact Program with access to solutions via an API.

This development offers expanded revenue streams and scalability:

Option 1 has a tiered fee structure: basic, professional, and premium. The tiers are differentiated by the amount of technical assistance the content creator's platform requires as well as the frequency of "refreshed" solutions.

Option 2 fees are based off of the +Media Impact Template and customization for each client.

Third party vendors and partners are the companies that +Media has chosen to out-source certain services such as charitable donations; investments in social entrepreneurs; CDFI's. +Media has a fee arrangement with each vendor.

+Media establishes a master service agreement with clients, third party vendors and partners. +Media's model and entry into this market environment is designed for a highly successful venture and exit.

6. Customer Segments and Revenue Model

PHASE I & II
Tiered fee structure for Content Producers and Archival content that the content producer has stored, or rarely shows, can be refreshed with engagement opportunities.
- Basic $5000 - $15,000
    - license & implementation (one-time fee per Impact Page)
    - limited curation
    - standard data & analytics report
    - static delivery (no monthly subscription, no access to API)

- Professional $15,000 - $35,000
    - license & implementation (one-time fee per Impact Page)
    - moderate curation

- o customized data & analytics report
- o limited refresh via API (monthly subscription)

- ● Premium $35,000 –
    - o $5,000 monthly subscription, unlimited refresh via API
    - o license & implementation (one-time fee per Impact Page)
    - o custom curation
    - o custom data & analytics report

Solutions Providers and Partner Service Providers
- ● For profit vendor
    - o monthly partnership fee
    - o percentage of gross income

- ● Non-profit vendor
    - o customized data & analytics report

PHASE III & beyond
All of the above and additional:
- ● Hosting Service
    - o Content streams on +Media platform with +Media plug-in
- ● Storage of Content
    - o Fee according to volume
- ● Solution Provider Scorecard
    - o Higher sustainability score = more exposure
- ● + Media mobile app
    - o Consumer friendly for viewing content and solutions
- ● + Media app for kids
    - o Kid/teen/family friendly version
- ● Gamechanger Score
    - o Gamification of solution activities
- ● Affiliate marketing
    - o Partners looking for conscious consumers
    - o B Corps, Sustainable Brands, 1% for the Plant, Protect our Winters
    - o Sponsorships
- ● Consumer membership
    - o Access to API, new content and product release

7. Differentiation & SWOT

What Makes +Media Different?

	PLUS MEDIA SOLUTIONS	waterbear	ACTION BUTTON
Clicks and Visits Analytics	✓	✓	✓
Meets Audience Where They Are	✓	✓	✓
Calls to Action (CTAs)	✓	✓	✓
Enhanced Behavioral Analytics	✓		
Curated and Vetted CTAs	✓		
UNSDG	✓		
Seamless Connection	✓		

Differentiators of the +Media Impact Program

After extensive research it is clear that content creators are not interested nor are they in the business of curating and vetting solutions appropriate to their content just as they do not create the ads that are placed with their content. In addition, the technology to seamlessly connect the user/viewer to the solutions at the moment of inspiration was not available until recently.

Hundreds of content creators have reported to +Media during market research that they have no way to know the impact of their film/video/message on their audience. What really happens after a viewer watches their content? Audiences also report that, if offered an opportunity to take action, they would.

+Media fills this need for both content creators and audiences and offers another differentiator. +Media meet viewers where they are - already predisposed to a particular topic or issue. There is no need to drive audiences to a specific site to take action. The opportunities are there (during or at the end of) the content.

There are several digital advertising companies that now offer viewer "access" in the streaming and CTV marketplace. However, this technology is only used for sales and product placement. Due to audience demand and market convergence, today the entertainment industry is perfectly situated for this pivot.

Given that the marketplace is demanding positive social impact (brands want to be known as sustainable, consumers want choices/actions/information) it is economically smart for content creators to outsource this work to +Media, who's Founder has spent 20 +years vetting and curating solutions for foundations, corporations and UHNW individuals.

Hundreds of content creators have reported that they have no way to know the impact of their film/video/message on their audience. What really happens after a viewer watches their content? Audiences report that, if offered an opportunity to take action, they would. +Media fills the need for both content creators and audiences. +Media will create intellectual property through the process of finding, delivering and analyzing engagement opportunities.

8. Financials

Below is +Media's Profit and Loss statement for the period of 2021 through 2024.

Profit and Loss Statement
Plus Media Solutions, Inc.



Three year outlook

	2021	2022	2023	2024
Sales Revenue				
Custom Impact Program Sales	32,500	1,039,500	2,129,500	5,377,500
Total Sales Revenue	32,500	1,039,500	2,129,500	5,377,500
Cost of Sales				
Plus Impact Web Application Hosting	0	4,800	9,600	18,000
Total Cost of Sales	0	4,800	9,600	18,000
Gross Profit	32,500	1,034,700	2,119,900	5,359,500
Operating Expenses				
Sales and Marketing				
Marketing	100,000	150,000	200,000	300,000
Total Sales and Marketing Expenses	100,000	150,000	200,000	300,000
Research and Development				
Google workspace, webhosting, CRM and office supplies	7,570	7,570	7,570	7,570
Software Engineer, QA, Project and Product Management	40,820	0	0	0
Total Research and Development Expenses	48,390	7,570	7,570	7,570
General and Adminstrative				
Wages, salaries and benefits	32,900	938,400	938,400	938,400
Accounting and legal	90,000	172,000	172,000	172,000
Total General and Adminstrative Expenses	122,900	1,110,400	1,110,400	1,110,400
Total Operating Expenses	271,290	1,267,970	1,317,970	1,417,970
Income from Operations	−238,790	−233,270	801,930	3,941,530
Other Income	0	0	0	0
Taxes				
Income taxes			200,483	985,383
Total Taxes	0	0	200,483	985,383
Net Profit	−238,790	−233,270	601,448	2,956,148

9. Resources

https://en.wikipedia.org/wiki/Social_impact_entertainment
https://thestateofsie.com/the-state-of-social-impact-entertainment-sie-report-introduction-peter-bisanz/
https://www.upstartco-lab.org/wp-content/uploads/2019/12/Deep-Dive-Social-Impact-Media-Upstart-Co-Lab1.pdf
http://nnf.foundation/focus-areas/social-impact-cinema/
Romina Rosado, EVP/GM of Telemundo's Hispanic Streaming division

EXHIBIT D:FORM OF SAFE

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED IN THIS SAFE AND UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

PLUSMEDIA SOLUTIONS, INC.

SAFE
(Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[__________] (the "**Purchase Amount**") on or about [Date of Safe], PLUSMEDIA SOLUTIONS, INC., a Delaware public benefit corporation (the "**Company**"), issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

The "**Discount Rate**" is 80%.

See **Section 2** for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price.

In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i)   Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii)   On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii)   Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2.   *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the lowest price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Discount Price; and (ii) the basis for any dividend rights, which will be based on the Discount Price.

"S**tandard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3.   *Company Representations*

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4.   *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

PLUSMEDIA SOLUTIONS, INC.

By:_____
    Julie Davitz, President

9 Little Harbor Road
Guilford, CT 06437

INVESTOR:

By:_____

Name:_____

Title:_____

Address: _____

Email:_____

EXHIBIT E:VIDEO TRANSCRIPT

It's not easy to find ways to make a positive impact on the world.

Think about how you **feel** as you watch a great video, when you're watching a film about a global challenge or compelling social issue. Most people feel inspired, motivated, sometimes even angry or upset as that show comes to a close.

What do you do next? Even if you have the best intentions to **do something** – learn more about the issue, volunteer in the community or invest in a social entrepreneur. Way too often we find ourselves distracted. You suddenly get a text, you're late to meet friends and the laundry must be put away.

Plus Media is the Amazon of Impact – **the** solution for audiences around the world who want to learn more or take action at the very moment of inspiration.

Embedded into inspiring, educational, entertaining content, +Media offers two choices: Learn or Act.

Each choice delivers **curated** and **vetted** menu of solutions – all framed around the 17 UN Sustainable Development Goals

All selections are analyzed. Generating a report to better inform branding, emphasis and messaging.

Insert Tagline here: Plus Media, Moving interest to impact

To Learn more contact us at info@plusmedia.solutions.